ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
OF MAY 22, 2024

DATE AND TIME: On May 22, 2024, at 11:00 a.m.

CHAIR: Gilberto Frussa.

QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6. of the Internal Charter of the Fiscal Council.

RESOLUTION UNANIMOUSLY MADE:

1. Gilberto Frussa was nominated for the position of Chairman of the Company's Supervisory Council and Eduardo Hiroyuki Miyaki was nominated to replace the former in the case of absence or incapacity, for the current annual term of office.

2. The members of the Company's Supervisory Council have met to examine and opine on the proposals to be submitted to the Extraordinary General Stockholders' Meeting in order to:

2.1. Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of Hipercard Banco Múltiplo S.A. ("Hipercard") into the Company and its resulting dissolution are established, with the purpose of transferring to the Company all activities currently carried out by Hipercard, including the administration of bank cards ("Transaction");

2.2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes - PwC as the expert firm to be responsible for preparing the appraisal report on the book net worth of Hipercard to be merged into the Company ("Appraisal Report");

2.3. Resolve on the Appraisal Report, based on the balance sheet of Hipercard as of December 31, 2023, which may be updated in view of subsequent events;

2.4. Resolve on the Transaction, with no increase in the Company's capital stock.

3. After examining and discussing the afore mentioned proposals, the Councilors resolved to draw up the following opinion:

"*After examining the documents related to the proposals to be submitted to the Extraordinary General Stockholders' Meeting, the opinion of the effective members of the Supervisory Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents properly reflect the capital structure and the financial position of the Company, and the merger of Hipercard Banco Múltiplo S.A. into*

the Company, as well as their legal effects, represent fairly the interests of the Company's stockholders, in compliance with the applicable legal and statutory rules and procedures".

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), May 22, 2024. (undersigned) Gilberto Frussa – Chairman of the Supervisory Council; Igor Barenboim and Eduardo Hiroyuki Miyaki – Councilors.

RENATO LULIA JACOB
Group *Head* of Corporate Strategy, Investor Relations and Corporate Development